Small- Cap Quantum Fund, Inc
Exhibit #77J



Reclassification of Capital Accounts; The Fund accounts for and reports distributions to shareholders in accordance with "Statement of Position 93-2: Determination, Disclosure and
Financial Statement Presentation of Income,
Capital Gain, and Return of Capital Distributions by Investment Companies." The effect of applying this statement was to decrease accumulated net investment loss by $856,572 and decrease paid in capital in excess of par by $856,572 for certain non-deductible expenses and net operating loss for the year ended March 31, 2000. Net investment loss, net realized gains and net assets were not affected by this change.